Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Hold Annual General Meeting of Shareholders on December 3, 2014

BEIJING, November 5, 2014 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with primary focus on high growth cities in China, today announced that the Company will hold its 2014 annual general meeting (“AGM”) of shareholders at its office headquarters in Beijing at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China on December 3, 2014 at 3:00 p.m. local time. The shareholder record date is November 10, 2014.

Xinyuan filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013, with the U.S. Securities and Exchange Commission (the “SEC”) on April 25, 2014. Xinyuan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://ir.xyre.com as well as on the SEC’s website at http://www.sec.gov. The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company’s website at http://agm.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. In China, Xinyuan primarily focuses its development projects in high growth cities, including Zhengzhou, Jinan, Suzhou, Kunshan, Xuzhou, Chengdu, Shanghai, Beijing, Changsha, Sanya, Xi’an and Hefei. The Company’s U.S. development arm, XIN Development Group International, Inc., is a pioneer amongst Chinese real estate residential developers, entering the US market in 2012. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Ms. Jing Ye

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irmanager@xyre.com

ICR, LLC

William Zima

In U.S.: +1 646-308-1472

In China: +86 (10) 6583-7511

Email: william.zima@icrinc.com